UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 001-35968

MidWestOne Financial Group, Inc.

(Exact name of registrant as specified in its charter)

102 South Clinton Street,

Iowa City, IA 52240

(319) 356-5800

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock, Par Value $1.00 Per Share

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date: 0

Effective February 13, 2026, MidWestOne Financial Group, Inc. merged with and into Nicolet Bankshares, Inc., with Nicolet Bankshares, Inc. as the surviving corporation in the merger.

Pursuant to the requirements of the Securities Exchange Act of 1934, MidWestOne Financial Group, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: February 25, 2026	Nicolet Bankshares, Inc., a Wisconsin corporation
As successor by merger to MidWestOne Financial Group, Inc., an Iowa corporation

	By:	/s/ H. Phillip Moore, Jr.
H. Phillip Moore, Jr.
Chief Financial Officer